December 1, 2009

Via EDGAR, Express Mail and Facsimile

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., MS 3030
Washington, D.C. 20549

RE:       Ampco-Pittsburgh Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
File No. 001-898

Dear Mr. Cascio:

This letter sets forth the responses of Ampco-Pittsburgh Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) dated October 30, 2009, with respect to the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008 (the “2008 Form 10-K”).  For your convenience, we have repeated, in italicized text, the Staff’s comments as set forth in the Comment Letter.  The Company’s response to each comment is set forth immediately below the text of the applicable comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Consolidated Results of Operations Overview

The Corporation, page 18

COMMENT NO. 1:

We note the references throughout the filing to the “variable-index surcharge program,” and specifically to its impact on gross margin.  Please tell us and provide disclosure in future filings explaining the variable-index surcharge program and how it impacts the cost of steel scrap and alloys.

RESPONSE:

The variable-index surcharge program does not impact the cost of steel scrap and alloys but impacts the amount of revenue that the Company is able to invoice its customers, thereby affecting its gross margin, excluding depreciation, as a percentage of net sales.  Specifically, a majority of the order contracts with customers of the Company’s Forged and Cast Rolls segment include a provision allowing the Company to increase or decrease, as applicable, the selling price of a rolling mill roll for corresponding changes in the published index cost of certain raw materials.  Although the existing variable-index surcharge program helps to protect the Company and customers against unpredictable changes in the cost of commodities (e.g., steel scrap and alloys) utilized in the manufacture of rolling mill rolls versus the base cost of commodities used to establish selling prices at time of order placement, there is a lag in timing of approximately six months between the recognition of these changes in the Company’s costs of products sold and in its revenues.

In accordance with the Staff’s comment, the Company will provide additional disclosure regarding the variable-index surcharge program and how it impacts the Company’s gross margin in appropriate future filings beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2009 (the “2009 Form 10-K”), consistent with the foregoing discussion.

Air and Liquid Processing, page 20

COMMENT NO. 2:

We see the discussion of the non-GAAP measure, operating income before charge for asbestos litigation.  Please tell us how this presentation complies with the requirements of Item 10(e) of Regulation S-K and Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in June 2003.  Under Item 10(e), registrants are not permitted to adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual if the nature of the item is such that it is reasonably likely to recur within two years or there was a similar charge in the prior two years.  Alternatively, remove these measures from future filings.

RESPONSE:

The Company will remove the non-GAAP measure, operating income before charge for asbestos litigation, from future filings beginning with the 2009 Form 10-K.

COMMENT NO. 3:

Please tell us and disclose in future filings the reasons for the significant increase in the asbestos accrual at December 31, 2008, including the specific events and circumstances that resulted in the significant additional charges being recorded in fiscal 2008.  In addition, explain the reason that amount of the asbestos liability that is expected to be covered by insurance decreased significantly at December 31, 2008.

RESPONSE:

The increase in the Company’s asbestos accrual at December 31, 2008 resulted from the Company’s determination, after consideration of an additional two years of historical experience with asbestos litigation, that it could reasonably estimate its asbestos liability in respect of claims asserted against it through and including 2018.  Previously, the Company determined that while it was reasonably possible that it would incur additional charges beyond those for claims projected to be filed against it through 2013, there was too much uncertainty to provide for reasonable estimation of future claims beyond 2013 and that additional historical experience was needed.  The Company’s experiences over the last several years, in which the nature of the claims being asserted against it has become more consistent, permitted the Company to make the determination at December 31, 2008 that claims through and including 2018 were reasonably estimable.

Insurance recoveries on asbestos claims will vary and are non-linear based on a number of factors noted below.  The decrease from 2006 to 2008 is a result of the facts and circumstances associated with the claims identified at the respective periods.

With respect to the amount of the asbestos liability that is expected to be covered by insurance, as noted in the Company’s disclosures in Note 17 to the Company’s audited financial statements included in the 2008 Form 10-K, the amount of insurance coverage available to the Company in respect of its estimated asbestos liability depends upon a number of factors, including:

•	the terms and conditions of the arrangement the Company and certain of its subsidiaries have with historical primary and certain umbrella insurers;
•	self-insured retentions;
•	policy exclusions;
•	policy limits;
•	policy provisions regarding coverage for defense costs;
•	attachment points;
•	prior impairment of policies and gaps in coverage;
•	policy exhaustions;
•	insolvencies among certain of the insurance carriers;
•	the nature of the claims against the Company and its subsidiaries; and
•
estimated erosion of insurance limits on account of coverage afforded by the insurers to Howden Buffalo, Inc., which is entitled to coverage under policies covering asbestos liability for claims arising out of the historical products manufactured or distributed by Buffalo Forge, a former subsidiary of the Company.

The factors set forth above, along with publicly-available information regarding the credit-worthiness of the Company’s insurance carriers and assumptions regarding the underlying claims, all bear upon the insurance recovery that the Company believes is probable.  Further, probable insurance recoveries will vary in a non-linear fashion because of potential gaps in coverage, depending upon the magnitude of the estimated asbestos liability of the Company.  Accordingly, when the Company determined that asbestos claims through and including 2018 were reasonably estimable, and thus increased its asbestos accrual, the Company also analyzed the insurance coverage available to fund the estimated asbestos liability, taking into account the factors set forth above.  Accordingly, the Company believes that its current disclosures in respect of these matters are appropriate.

COMMENT NO. 4:

We note your discussion on page 12 that HR&A’s analysis for asbestos liabilities claims was updated in 2008, and additional reserves were established by the Corporation at December 31, 2008 for asbestos liability claims pending or projected to be asserted through 2018.  We also note that the methodology used by HR&A in their current projection was substantially the same as the methodology employed in their 2006 estimate.  Please tell us whether there were any changes in assumptions, such as your projected future claims based on recent claims experience, that resulted in the significant increase in the accrual recorded in fiscal 2008.

RESPONSE:

As noted above in the Company’s response to Comment No. 3, the increase in the Company’s asbestos accrual at December 31, 2008 resulted primarily from the Company’s determination, after consideration of additional historical experiences with asbestos litigation over the past two years, that it could reasonably estimate its asbestos liability in respect of claims asserted against it through and including 2018.  In preparing its current projection, Hamilton, Rabinovits & Alschuler, Inc. (“HR&A”) utilized the same methodology as employed in its 2006 estimate.  While the increase in the accrual recorded in fiscal 2008 resulted from the Company’s determination that it could reasonably estimate its asbestos liability through and including 2018, in performing its projection for the 2008 estimate, HR&A employed updated claims data, based on its analysis of the Company’s most recent claims history.

Item 8.  Financial Statements and Supplementary Data, page 26

Note 1, Summary of Significant Accounting Policies, page 30

COMMENT NO. 5:

Please tell us and revise future filings to disclose a more detailed discussion on your revenue recognition policy.  To the extent applicable, please discuss your specific policies with regard to customer acceptance, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition.  Please demonstrate that your policies are SAB 104 compliant.

RESPONSE:

Revenue from sales is recognized by the Company when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Persuasive evidence of an arrangement identifies the final understanding between the parties as to the specific nature and terms of the agreed-upon transaction that creates enforceable obligations.  It can be in the form of an executed purchase order from the customer, sales agreement issued by the Company or a similar arrangement deemed to be normal and customary business practice for that particular customer or class of customer (collectively, a “sales agreement”).

Delivery and performance is considered to have occurred when the customer has taken title and assumed the risks and rewards of ownership of the product.  Typically this occurs when the product is shipped to the customer (“FOB shipping point”), delivered to the customer (“FOB destination”), or, for foreign sales, in accordance with trading guidelines known as “Incoterms”.  Incoterms are standard trade definitions used in international contracts and are developed, maintained and promoted by the ICC Commission on Commercial Law and Practice.

The sales price required to be paid by the customer is fixed or determinable from the sales agreement.  It is not subject to refund or adjustment except for a variable-index surcharge provision which increases or decreases, as applicable, the selling price of a rolling mill roll for corresponding changes in the published index cost of certain raw materials.  The variable-index surcharge is recognized as revenue when the corresponding revenue for the product is recognized.

Likelihood of collectability is assessed prior to acceptance of an order.

There are no customer-acceptance provisions other than customer inspection and testing prior to shipment. Post-shipment obligations are insignificant.

Amounts billed to the customer for shipping and handling are recorded within net sales and the related costs are recorded within costs of products sold (excluding depreciation).  Amounts billed for taxes assessed by various governmental authorities (e.g. sales tax, value-added tax, etc.) are excluded from the determination of net income and  instead are recorded as a liability until remitted to the government authority.

The Company notes to the Staff that the Company sells “custom designed” products, which are products manufactured to meet customer specifications typically relating to dimensions, components, metal composition, air and liquid flow requirements, etc.  Compliance with these customer-specific acceptance provisions are ascertained prior to shipment.  Any post shipment obligations are insignificant. Similarly, credits, discounts and rebates are insignificant. The Company’s accounting policy for warranties is disclosed as a separate accounting policy in its Annual Report on Form 10-K.

In accordance with the Staff’s comment, the Company will provide a more detailed discussion of its revenue recognition policy in appropriate future filings beginning with the 2009 Form 10-K, consistent with the foregoing discussion.

Note 17, Litigation, page 43

Asbestos Claims, page 43

COMMENT NO. 6:

Please tell us and disclose in future filings the reason for the significant increase in gross settlement and defense costs per claims resolved in fiscal 2008 and how this was considered in your determination of the amount of the asbestos liability accrual at December 31, 2008.

RESPONSE:

In each of 2006 and 2007, the Company resolved a significant number of claims in Mississippi that were either administratively dismissed (5,456 claims in 2006, as noted in the Company’s public disclosures) or settled without payment (one case in 2007 with 1637 claimants, with respect to which the Company will make disclosure in appropriate future filings beginning with the 2009 Form 10-K).  The Company did not have a similar experience of resolving significant numbers of claims in Mississippi without payment in 2008.  As a result, the Company believes that the disposition of these claims in Mississippi renders the ratio of gross settlement and defense costs per claim resolved a not particularly meaningful figure.  Although all of the Company’s claims history within the relevant periods, as noted in its public disclosures, was considered by HR&A in its analysis, the ratio of gross settlement and defense costs per claim resolved in each fiscal year was not a determinant of the amount of the asbestos liability accrual at December 31, 2008.  Accordingly, the Company believes that its current disclosures in respect of these matters are appropriate.

COMMENT NO. 7:

We reference the disclosure on page 44 that you recorded your reserve for asbestos liability claims “based” on an analysis provided by Hamilton, Rabinovits & Alschuler, Inc.  We also note your disclosure that the Claro Group assisted in analyzing potential recoveries from relevant historical insurance for Asbestos Liability.  Please tell us the nature and extent of the third party’s involvement in your decision-making process associated with the asbestos valuations.  Please consider the requirements of Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

RESPONSE:

The Company acknowledges the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, in particular that if a registrant discloses that values were taken from or prepared based on the report of a third party expert, or provides similar disclosure that attributes the values to the third party expert and not the registrant, then the registrant should disclose the name of the third party expert and obtain the third party’s consent to be so named.  Conversely, if the disclosure states that management arrived at a particular value and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the determination of the values to the registrant and not the third party expert, then there would be no requirement to disclose the name of the third party expert and obtain the third party’s consent to be so named.

In connection with the Company’s reserve for asbestos liability claims, the Company retained HRA, a nationally recognized expert in the valuation of asbestos liabilities, in 2006 to assist the Company in estimating its potential liability for pending and unasserted future claims for asbestos liability.  The values used by the Company for its potential liability for pending and unasserted future claims for asbestos liability are taken from a report prepared by HR&A reflecting its current projections upon completion of its analysis.  In appropriate future filings beginning with the 2009 Form 10-K, assuming that this remains the means by which the Company derives its estimate for its potential liability for pending and unasserted future claims for asbestos liability, the Company will continue to disclose HR&A’s name and obtain a consent from HR&A to be so named.

In connection with Claro Group, Inc. (“Claro”), the Company’s asbestos insurance consultant, the Company advises the Staff that Claro’s engagement principally is to model how potential future losses and defense costs are allocated to the various insurance policies and the Company.  In addition, there are a number of additional factors that the Company’s management considers in its determination of the overall asset balance, in consultation with its legal counsel, that are not included in the information provided by Claro.  These additional factors include the financial viability of the insurance companies, how settlement and defense costs will be covered by the insurance policies and interpretation of the effect on coverage of various policy terms and limits and their interrelationships.  Determinations by the Company’s management regarding these factors, after consultation with the Company’s legal counsel, are provided to Claro to enable Claro to assist in management’s allocation of potential future costs to policies and the Company, as discussed above.  Consequently, the Company does not believe that the scope of the services provided by Claro meets the threshold that requires Claro to be named and to consent to be so named in our filings (as it does with HR&A, which the Company will name and which will provide a consent in appropriate future filings beginning with the 2009 Form 10-K).  The Company will clarify in appropriate future filings beginning with the 2009 Form 10-K that management arrived at its estimate of probably insurance recoveries and in doing so merely considered or relied in part upon Claro’s analysis.

Item 11  Executive Compensation, page 54

COMMENT NO. 8:

We note from your discussion on page 10 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific income from operations target to be achieved in order for Messrs. Paul, Siddons and Kenny to earn their respective incentive bonus plan awards for 2008.  Please disclose those targets in your future filings, as applicable.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

RESPONSE:

In accordance with the Staff’s comment, the Company will disclose such targets in its appropriate future filings beginning with the 2009 Form 10-K.

COMMENT NO. 9:

As a related matter, please ensure that your disclosure in applicable future filings explains how the achievement of goals relates to the amount awarded under your incentive bonus plan.  For example, you disclose that the maximum payment to Messrs. Paul and Siddons for 2008 was 40% of their respective base salaries.  You also disclose that your operating income results exceeded the target.  Given this, it is unclear why Messrs. Paul and Siddons only received a bonus equal to 28% of their base salary, rather than 40% of their base salary.  Please revise future filings to clarify.  For example, do different levels of achievement yield different payouts, as indicated by the first table on page 13 of your proxy statement?

RESPONSE:

In accordance with the Staff’s comment, the Company will provide additional disclosure in appropriate future filings beginning with the 2009 Form 10-K, to explain how the achievement of goals relates to the amount awarded under its incentive bonus plan.

Item 13.  Certain Relationships and Related Transactions . . ., page 57

COMMENT NO. 10:

In your applicable future filings, please provide the disclosure required by Item 404(b) of Regulation S-K.

RESPONSE:

In accordance with the Staff’s comment, the Company will provide the disclosure required by Item 404(b) of Regulation S-K in appropriate future filings beginning with the 2009 Form 10-K.  The Company calls to the Staff’s attention that, prior to the filing of the 2009 Form 10-K, the Company intends to amend its Corporate Governance Guidelines to include a written description of the Company’s policies and procedures for the review, approval or ratification of any transaction required to be reported by Item 404(a) of Regulation S-K.  The Company also intends to post the revised Corporate Governance Guidelines on its website at www.ampcopittsburgh.com.

Item 15.  Exhibits and Financial Statement Schedules, page 59

COMMENT NO. 11:

Please tell us why the certifications you filed pursuant to Regulation S-K Item 601(b)(31) and (b)(32) are dated one week earlier than the date on which you filed your annual report on Form 10-K.  Also tell us whether any changes were made to that annual report after the date of the certifications and before that report was filed, and whether you intend to do this in future filings.

RESPONSE:

As noted by the Staff, the certifications filed with the 2008 Form 10-K pursuant to Items 601(b)(31) and 601(b)(32) were dated March 6, 2009, whereas the 2008 Form 10-K was filed on March 13, 2009.  The 2008 Form 10-K, including exhibits, were submitted to the Company’s financial printer for edgarization on March 6, 2009 with the date of March 6, 2009 inserted into the certifications.  The Company inadvertently failed to update the date on the certifications to the date of filing when the 2008 Form 10-K was filed the next week.  No material substantive changes were made to the 2008 Form 10-K between March 6, 2009 and March 13, 2009.  With respect to future filings containing certifications filed pursuant to Item 601(b)(31) and (b)(32) of Regulation S-K beginning with the 2009 Form 10-K, the Company intends to date the certifications as of the same date that its applicable report is filed.

Signatures, page 60

COMMENT NO. 12:

Please tell us how you believe the signatures comply with the requirements of Form 10-K.  For example, we note you have not included the signatures of your principal executive officer and principal financial officer below the second paragraph of text required on the signature page.  Please tell us how your signatures will appear in future filings.  Further, please ensure that your future filings clearly identify the individuals who are signing as your principal accounting officer or controller.

RESPONSE:

Attached as Exhibit A is an example of the form of signature page that the Company intends to use in connection with its Form 10-K for the fiscal year ending December 31, 2009, assuming no changes in personnel or board composition prior to the time of the filing thereof.  In accordance with the Staff’s comment, the Company will clearly identify the individuals who are signing as its principal accounting officer or controller in appropriate future filings beginning with the 2009 Form 10-K.

*           *           *           *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Ampco-Pittsburgh Corporation, I thank you for you consideration of our responses.  Should the Staff have further questions or comments or need any further information or clarification, please call me at (412) 456-4410.

Sincerely,

s/Marliss D. Johnson
Marliss D. Johnson
Vice President, Controller and Treasurer

EXHIBIT A

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March __, 2010                                                    AMPCO-PITTSBURGH CORPORATION

By:  ______________________________
Name:   Robert A. Paul
Title:     Director, Chairman and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE                                                  TITLE                                           DATE

_________________________      Director, Chairman and Chief                      March __, 2010
Robert A. Paul                                          Executive Officer (Principal
   Executive Officer)

__________________________          Vice President, Controller and                      March __, 2010
Marliss D. Johnson                                  Treasurer (Principal Financial
  and Accounting Officer)

__________________________          Director                                                      March __, 2010
Robert J. Appel

__________________________                Director                                                      March __, 2010
Leonard M. Carroll

__________________________                Director                                                      March __, 2010
Paul A. Gould

__________________________            Director                                                      March __, 2010
William L. Lieberman

___________________________          Director                                                      March __, 2010
Laurence E. Paul

___________________________          Director                                                      March __, 2010
Stephen E. Paul

___________________________          Director                                                      March __, 2010
Carl H. Pforzheimer, III

___________________________          Director                                                      March __, 2010
Ernest G. Siddons